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                             _________________, 2002


Board of Trustees
Vanguard Whitehall Funds
100 Vanguard Boulevard
Malvern, PA  19355

Board of Trustees
Schroder Capital Funds
875 Third Avenue, 22nd Floor
New York, New York 10022



RE: AGREEMENT AND PLAN OF REORGANIZATION, DATED AS OF THE ___ OF ___________, 2002 (THE "AGREEMENT"), BY AND BETWEEN VANGUARD WHITEHALL FUNDS, A DELAWARE BUSINESS TRUST, (THE "VANGUARD TRUST") ON BEHALF OF ITS SERIES, VANGUARD INTERNATIONAL EXPLORER FUND (THE "VANGUARD FUND"), AND SCHRODER CAPITAL FUNDS (DELAWARE), A DELAWARE BUSINESS TRUST (THE "SCHRODER TRUST"), ON BEHALF OF ITS SERIES, SCHRODER INTERNATIONAL SMALLER COMPANIES FUND (THE "SCHRODER FUND")


Ladies and Gentlemen:

            You have requested our opinion as to certain federal income tax consequences of the reorganization of Schroder Fund which will consist of (i) the transfer of all or substantially all of the assets of the Schroder Fund to the Vanguard Fund, in exchange solely for shares of beneficial interest of the Vanguard Fund (the "Vanguard Fund Shares"); (ii) the assumption by the Vanguard Fund of the liabilities of the Schroder Fund; and (iii) the distribution of the Vanguard Fund Shares to the shareholders of the Schroder Fund in complete liquidation of the Schroder Fund as provided herein, all upon the terms and conditions hereinafter set forth in the Agreement (the "Reorganization").

            In rendering our opinion, we have reviewed and relied upon (a) the Agreement and Plan of Reorganization, dated as of the __ day of ___________, 2002, by and between the Vanguard Trust and the Schroder Trust, (b) the proxy materials provided to stockholders of the Schroder Fund in connection with the Special Meeting of Stockholders of the Schroder Fund held on _____________, 2002, (c) certain representations concerning the Reorganization made
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to us by the Vanguard Trust and the Schroder Trust in a letter dated
_____________, 2002 (the "Representation Letter"), (d) all other documents, financial and other reports and corporate minutes which we deemed relevant or appropriate, and (e) such statutes, regulations, rulings and decisions as we deemed material to the rendition of this opinion. All terms used herein, unless otherwise defined, are used as defined in the Agreement.

            For purposes of this opinion, we have assumed that the Schroder Fund and the Vanguard Fund on the effective date of the Reorganization satisfies, and following the Reorganization, the Vanguard Fund will continue to satisfy, the requirements of subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"), for qualification as a regulated investment company.

            Under regulations to be prescribed by the Secretary of Treasury under Section 1276(d) of the Code, certain transfers of market discount bonds will be excepted from the requirement that accrued market discount be recognized on disposition of a market discount bond under Section 1276(a) of the Code. Such regulations are to provide, in part, that accrued market discount will not be included in income if no gain is recognized under Section 361(a) of the Code where a bond is transferred in an exchange qualifying as a tax-free reorganization. As of the date hereof, the Secretary has not issued any regulations under Section 1276 of the Code.

            Based on the foregoing and provided the Reorganization is carried out in accordance with the applicable laws of the State of Delaware, the Agreement and the Representation Letter, it is our opinion that:

            1. The Reorganization will constitute a tax-free reorganization within the meaning of Section 368(a)(1)(F) of the Code, and Schroder Fund and Vanguard Fund will each be a party to a reorganization within the meaning of
Section 368(b) of the Code.

            2. No gain or loss will be recognized by Schroder Fund upon the transfer of all of its assets to Vanguard Fund in exchange solely for Vanguard Fund Shares or upon the distribution of the Vanguard Fund Shares to the Schroder Fund's shareholders in exchange for their shares of the Schroder Fund. We express no opinion as to whether any accrued market discount will be required to be recognized as ordinary income.

            3. No gain or loss will be recognized by Vanguard Fund upon the receipt by it of all of the assets of Schroder Fund in exchange solely for Vanguard Fund Shares and the assumption by the Vanguard Fund of the liabilities of the Schroder Fund.

            4. The tax basis of the assets of Schroder Fund received by Vanguard Fund will be the same as the tax basis of such assets to Schroder Fund immediately prior to the Reorganization.

            5. The holding period of the assets of Schroder Fund received by Vanguard Fund will include the period during which such assets were held by Schroder Fund.

            6. No gain or loss will be recognized by the stockholders of Schroder Fund upon the exchange of their Schroder Fund Shares for Vanguard Fund Shares (including fractional shares to which they may be entitled) and the assumption by the Vanguard Fund of the liabilities of the Schroder Fund.


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            7. The aggregate tax basis of the Vanguard Fund Shares received by the stockholders of Schroder Fund (including fractional shares to which they may be entitled) pursuant to the Reorganization will be the same as the basis of the Schroder Fund Shares held by the Schroder shareholder's immediately prior to the Reorganization.

            8. The holding period of the Vanguard Fund Shares received by the stockholders of Schroder Fund (including fractional shares to which they may be entitled) will include the holding period of the Schroder Fund Shares surrendered in exchange therefor, provided that the Schroder Fund Shares were held as a capital asset on the effective date of the Reorganization.

            9. Vanguard Fund will succeed to and take into account as of the date of the proposed transfer (as defined in Section 1.381(b)-1(b) of the Income Tax Regulations) the items of Schroder Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381(b) and
(c), 382, 383 and 384 of the Code.

            This opinion letter expresses our views only as to U.S. federal income tax laws in effect as of the date hereof. It represents our best legal judgment as to the matters addressed herein, but is not binding on the Internal Revenue Service or the courts. Accordingly, no assurance can be given that the opinions and analysis expressed herein, if contested, would be sustained by a court. Our opinion is based upon the Code, the applicable Treasury Regulations promulgated thereunder, the present position of the Internal Revenue Service as set forth in published revenue rulings and revenue procedures, present administrative positions of the Internal Revenue Service, and existing judicial decisions, all of which are subject to change either prospectively or retroactively. We do not undertake to make any continuing analysis of the facts or relevant law following the date of this letter.

            Our opinion is conditioned upon the performance by the Vanguard Trust and the Schroder Trust of their undertakings in the Agreement and the Representation Letter.

            This opinion is being rendered to Vanguard Fund and Schroder Fund and may be relied upon only by such funds and the shareholders of each fund.

                                            Very truly yours,

                                            MORGAN, LEWIS & BOCKIUS, LLP


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                            FOR MLB INTERNAL USE ONLY


Prepared By:


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Signed By:


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Reviewed By:


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